Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-188378 May 13, 2013

2 This presentation includes statements that are, or may be deemed, ‘‘forward-looking statements.’’ In some cases, these forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “plans,” “intends,” “may,” “could,” “might,” “will,” “should,” “approximately” or, in each case, their negative or other variations thereon or comparable terminology, although not all forward-looking statements contain these words. They appear in a number of places throughout this presentation and include statements regarding our intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, our ongoing and planned discovery and development of drugs targeting cancer stem cells, the strength and breadth of our intellectual property, our ongoing and planned preclinical studies and clinical trials, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates, the degree of clinical utility of our products, particularly in specific patient populations, expectations regarding clinical trial data, our results of operations, financial condition, liquidity, prospects, growth and strategies, the length of time that we will be able to continue to fund our operating expenses and capital expenditures, our expected financing needs and sources of financing, the industry in which we operate and the trends that may affect the industry or us. By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics, and healthcare, regulatory and scientific developments and depend on the economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. Although we believe that we have a reasonable basis for each forward-looking statement contained in this presentation, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from the forward-looking statements contained in this presentation as a result of, among other factors, the factors referenced in the “Risk Factors” section of our Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1st, 2013, Amendment No.1 to our Registration Statement on Form S-1 filed with the Securities and Exchange Commission on May 13th, 2013 as will subsequently be amended (our “Registration Statement”) and other reports we file with the Securities and Exchange Commission. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this presentation, they may not be predictive of results or developments in future periods. Any forward-looking statements that we make in this presentation speak only as of the date of such statement, and we undertake no obligation to update such statements to reflect events or circumstances after the date of this presentation, except as required by law. You should read carefully our “Special Cautionary Notice Regarding Forward-Looking Statements” and the factors described in the “Risk Factors” sections of our Registration Statement to better understand the risks and uncertainties inherent in our business.

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4 Deal Size $50,000,000 Fully Diluted Shares Outstanding ~9.0 million (1) Exchange / Ticker Nasdaq / STML Lock-Ups 90 days Use of Proceeds Clinical development of SL-401 and SL-701 and other general corporate purposes Bookrunners Jefferies, Aegis Capital Corp. (1) Reflects fully diluted shares outstanding per the treasury stock method as of May 10, 2013

Biopharmaceutical company targeting Cancer Stem Cells (CSCs) with near-term registrational opportunities SL-401 and SL-701 have demonstrated multiple durable complete responses (CRs) and survival advantage in advanced hematologic and brain cancers, respectively SL-401 entering pivotal programs in orphan indications Blastic Plasmacytoid Dendritic Cell Neoplasm (BPDCN) Acute Myeloid Leukemia (AML), 3rd-line SL-401 also entering Phase 2 trials in additional indications Rare IL-3R+ disorders: Hairy cell leukemia, mastocytosis, basophilic leukemias Relapsed or refractory multiple myeloma Relapsed or refractory high risk MDS SL-701 entering late-stage trials in advanced brain cancer Broad CSC-focused IP, discovery platform, and pipeline Experienced management team and board of directors 5

Ivan Bergstein, M.D. – Chief Executive Officer Founded Stemline and advanced Company from concept to current clinical stage Pioneer in the therapeutic targeting of Cancer Stem Cells; filed early patents Former Medical Director of Access Oncology, Inc.; company subsequently acquired Eric Rowinsky, M.D. – Chief Medical Officer and Head of R&D Former Chief Medical Officer of ImClone Systems, Inc. Led FDA approval of Erbitux® for head and neck and colorectal cancers On the board of directors of a number of public and private biopharmaceutical companies, including Biogen Idec, Inc. Ken Hoberman – Chief Operating Officer Former VP of Corporate Development, Keryx Biopharmaceuticals Led multiple business development transactions and financings Founding team of Access Oncology, Inc.; company subsequently acquired 6 Board of Directors Kevin Buchi CEO, Cephalon (former) Eric Dobmeier COO, Seattle Genetics Kenneth Zuerblis CFO, Enzon, ImClone, Savient (former) Ron Bentsur CEO, Keryx Ivan Bergstein, MD Chairman CEO, Stemline

Dual targeting of both Cancer Stem Cells (CSCs) and Tumor Bulk with a Single Agent 7 Tumor relapse CSCs survive Tumor bulk killed CSCs regrow tumor CSCs and tumor bulk killed Tumor bulk Cancer stem cell (CSC) Tumor Standard therapy Stemline therapy Cancer destroyed Our Novel Approach Identification of targets present on both CSCs and tumor bulk Single agent dual targeting of both CSCs and tumor bulk Tumor shrinkages plus long-term benefit of targeting CSCs

Therapy Indication Preclinical Phase 1/2 Phase 2b SL-401 BPDCN Relapsed or refractory Other rare IL-3R+ cancers* Relapsed or refractory AML Relapsed or refractory Multiple myeloma Relapsed or refractory High risk MDS Relapsed or refractory SL-701 Pediatric malignant glioma Newly diagnosed Adult high-grade glioma Relapsed or refractory BPDCN=Blastic plasmacytoid dendritic cell neoplasm; AML=Acute myeloid leukemia; MDS=Myelodysplastic syndrome * Hairy cell leukemia, mastocytosis, and malignancies and proliferative disorders of mast cell and basophil lineage (mastocytosis, basophilic leukemias) Pivotal Programs 8

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Novel targeted therapy directed to interleukin-3 receptor (IL-3R) IL-3R is overexpressed on most heme cancers AML, BPDCN, myeloma, MDS, hairy cell leukemia, mastocytosis, basophilic leukemias, CML, Hodgkin’s and Non-Hodgkin’s lymphoma, others Single agent clinical activity to date in multiple indications: AML, BPDCN, MDS Durable complete responses (CRs) and survival benefit in heavily pretreated patients No evidence of hematologic toxicity (infection, fatigue, bleeding) in contrast to traditional therapies for heme cancers Exclusive worldwide rights Received Orphan Drug designation for AML in the U.S. Near-term accelerated registrational opportunities for BPDCN and 3rd-line AML 10

IL-3 11 Cancer Stem Cell Payload Tumor Bulk Cell SL-401 Normal Cell SL-401 is a recombinant protein consisting of human IL-3 linked to truncated diphtheria toxin payload SL-401 kills malignant cells SL-401 delivers payload to IL-3R+ malignant cells Intracellular release of cytotoxic payload Inhibition of protein synthesis and induction of cell death SL-401 spares normal cells Normal stem cells do not express IL-3R and are therefore unaffected by SL-401 IL-3R IL-3R

12 IL-3R is overexpressed on AML relative to normal bone marrow IL-3R is overexpressed on AML CSCs and not present on normal stem cells IL-3R Counts <1% normal hematopoietic stem cells express IL-3R Normal Bone Marrow Limited IL-3R expression AML Diffuse IL-3R expression IL-3R Counts >99% of AML CSCs express IL-3R

SL-401 Market Opportunities

AML and BPDCN

~14,000 new AML cases annually in the U.S.

~19,000 new AML cases annually in Europe



~2,000 new BPDCN cases annually in U.S. and Europe

	AML Treatment	BPDCN Treatment
1st Line	• Chemotherapy (Ara-C + anthracycline) approved • Bone marrow transplantation when indicated	• No approved treatment • No standard of care
2nd Line	• No approved treatment • Standard of care: additional chemotherapy	• No approved treatment • No standard of care
3rd Line	• No approved treatment • No standard of care; patients typically not candidates for additional chemotherapy	• No approved treatment • No standard of care

Additional IL-3R+ Malignancies

Other rare IL-3R+ cancers (Hairy cell leukemia, Mastocytosis, Basophilic leukemias)	Multiple myeloma	Myelodysplastic syndrome (MDS)	Other IL-3R+ heme cancers (CML, ALL, NHL, Hodgkin's)
~4,000 U.S. ~5,000 Europe	~22,000 U.S. ~28,000 Europe	~16,000 U.S. ~20,000 Europe	~87,000 U.S. ~113,500 Europe

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Stemline

Multi-center Phase 1/2 trial Advanced hematologic cancer patients (n=82) Single agent activity with only a single cycle in multiple indications (AML, BPDCN, MDS) Durable complete responses in AML and BPDCN Survival benefit in heavily pretreated AML Well-tolerated Most common side effects: reversible mild-moderate transaminitis, hypoalbuminemia, edema, fever, chills 5% (1/19) had dose-limiting toxicity at Phase 2b dose No treatment-related hematologic toxicity 14

15 High rates of blast reductions and disease stabilization, after only a single cycle of therapy BPDCN (n=5) AML Relapsed, refractory (n=59) AML >3rd line (n=35*) AML Not chemo candidate (n=11) MDS Refractory, High risk (n=7) Tumor shrinkages/ disease stabilization 80% 46% 43% 55% 43% Tumor shrinkages 80% 3 CRs 25% 2 CRs 23% 1 CR 27% 29% AML=Acute myeloid leukemia; MDS=Myelodysplastic syndrome; BPDCN=Blastic plasmacytoid dendritic cell neoplasm CR = Complete response *Subpopulation of relapsed, refractory

16 BPDCN is an unmet medical need Uncommon & highly aggressive hematologic malignancy Previous names: Blastic NK cell lymphoma; Agranular CD4+/CD56+ hematodermic neoplasm Involves skin, bone marrow, blood, lymph nodes, spleen; often terminal leukemic phase Poor prognosis, no standard of care, traditional cancer therapy ineffective IL-3R over-expression SL-401 highly potent against BPDCN (IC50 in femtomolar [10-15] range) High IL-3R Expression in BPDCN BPDCN Skin Lesions SL-401 concentration (femtomolar [fM]; 10-15M) % Viability

SL-401 is Clinically Active in Patients with BPDCN

- 80% overall response rate; single cycle of SL-401 induced responses in 4 of 5 relapsed/refractory BPDCN patients (3 CRs, 1 PR)
  - 2 CRs of $\geq$3 month duration
    - 3rd line BPDCN patient
      - Blasts in marrow, low blood counts, enlarged lymph nodes & spleen
      - Resolution after SL-401 single cycle, CR 5 months
    - 4th line BPDCN patient
      - Skin lesions, bone marrow involvement

BPDCN Skin Lesion



BPDCN Infiltrate in Dermis



BPDCN IL-3R Expression



      - Resolution after SL-401 single cycle, CR 6+months (ongoing)

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Stemline

Excerpts from http://community.lls.org/thread/2436 CR pt #1 CR pt #2 18

19 (+) Blasts Recovering marrow Normal hematopoiesis Pre-SL-401 2 weeks post-SL-401 4 weeks post-SL-401 CR #1 (8 mos. duration): Patient had failed standard 1st line therapy (Ara-C + daunorubicin) CR #2 (>25 mos. duration): 4th line AML patient who failed 2 prior bone marrow transplants Absolute neutrophil count (ANC) AML blast % (marrow) normal normal Platelet count normal

20 Decrease in CSC activity in SL-401 treated patients (n=3) First clinical demonstration that a CSC-directed compound can decrease CSC activity in patients Pre-SL-401 Day 15 Post-SL-401 Day 30 Post-SL-401 % Colonies (CSC assay)

21 Longer overall survival in AML patients (>3rd line) treated with only a single cycle of SL-401 compared with historical data Overall Survival (%) SL-401 treated patients Median OS = 5.6 months (95% CI: 2.5, 10.8 months) Historical OS 1.5 months Months >2x the median OS vs. historical data (all dose levels, n=35) >3x the median OS vs. historical data (therapeutically relevant doses, n=16*) *Includes the MTD (16.6 μg/kg/d) and the two dose levels below the MTD (9.4 and 12.5 μg/kg/d)

BPDCN – pivotal program Single arm Phase 2b trial ~40-50 patients, 15-20 sites in North America and Europe Overall response rate (ORR) primary endpoint AML (3rd- line) – pivotal program Randomized Phase 2b trial; SL-401 vs. physician’s choice 240 patients, 30-40 sites in North America Overall survival (OS) primary endpoint Phase 2 trials (near term) Rare IL-3R+ disorders: Hairy cell leukemia, mastocytosis, basophilic leukemias Relapsed and refractory multiple myeloma Relapsed and refractory or high-risk MDS Other opportunities AML earlier lines (2nd, 1st line): SL-401 plus chemotherapy CML, non-Hodgkin’s and Hodgkin’s lymphoma 22

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Novel brain cancer vaccine consisting of synthetic peptides SL-701 targets, IL-13Rα2 and Ephrin-A2 (EphA2), are overexpressed on brain CSCs and tumor bulk Single agent activity in Phase 1/2 trials in advanced adult and pediatric brain cancers Durable complete responses and multiple partial responses Survival benefit compared to historical data Well-tolerated Mild local injection site reactions, fever 24

SL-701 induced a PR (15 mo) in a child with radiation-resistant brainstem glioma 5 mo. post-SL-701 Baseline Partial response SL-701 induced a CR (>23 mos in an adult with GBM refractory to 1st line therapy Baseline Complete response Pre-SL-701 33 wks post-SL-701 Pre-SL-701 Adult High-Grade Glioma (recurrent, refractory) 59% (13/22) overall response or disease stabilization 2 Complete Responses (CRs) CR of >23 months duration in patient with refractory glioblastoma multiforme (GBM) 3 Partial Responders (PRs) Overall survival benefit vs. historical data Pediatric Glioma 86% (19/22) overall response or disease stabilization 3 partial responses (PRs) 2 PRs of >14 months duration 1 prolonged (20 months) disease free survival while on SL-701 after surgery 4 stable disease patients whose survival >13 months 25

26 Reactive gliosis Numerous CD68+ macrophages Abundant CD8+ T cells Post-SL-701 brain biopsy demonstrates inflammation, including CD8+ T cells, indicative of an SL-701-induced immune response against the brain tumor in this patient Pre-SL-701 (baseline) Nine weeks post-SL-701 treatment shows tumor shrinkage Post-SL-701 brain biopsy

Pediatric non-brainstem and brainstem glioma Phase 2b trial in U.S. to be led by St. Jude’s Children’s Research Hospital and the Pediatric Brain Tumor Consortium under NCI funding Phase 2b trial in Europe (planned) Adult second-line GBM Phase 2b trial: SL-701 + Avastin® 27

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StemScreen® Platform and Preclinical Pipeline

StemScreen® platform:

- Proprietary high throughput screen identifies novel compounds that target CSCs
- Based on landmark discovery that cancer cell lines harbor CSCs
- Technology identifies CSCs in cell lines and permits high throughput screening of compound libraries


StemScreen®
Compound library
CSCs
(fluorescent reporter)
CSC apoptosis

Preclinical Pipeline:

Target	Compound	Class	In Vitro Efficacy	In Vivo Efficacy
Notch	SL-301	Small molecule	+	+
CD123	SL-101	mAb-based	+	
T-201	SL-201	Small molecule	+	
---		3 small molecule hits	+	
T-601	SL-601	mAb-based		

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Stemline

Leading intellectual property estate Broad and early filings in CSC space 13 issued patents, 30 pending Therapeutics directed to CSCs Broad mAb-based therapies targeting CSCs Specific mAb-based therapies to important oncology targets In combination with companion diagnostics CSC-directed diagnostics CSC-focused discovery platform 30

Financial Summary 31

Financial Summary (1) Cash and cash equivalents are actual (2) Reflects fully diluted shares outstanding per the treasury stock method as of May 10, 2013 Pro Forma as of March 31, 2013 Cash and Cash Equivalents (mm) (1) $30.7 Total Debt (mm) – Fully Diluted Shares Outstanding (mm) (2) ~9.0 32

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34 □ Present SL-401 data (BPDCN, AML, et al) at ASCO (2013) □ Present SL-401 data (BPDCN, et al) at ASH (2013) □ SL-401 pivotal program in BPDCN (2014-15) □ SL-401 Phase 2 trial in other rare IL-3R+ diseases (2014-15) □ SL-401 pivotal randomized Phase 2b trial in 3rd-line AML (2014-16) □ SL-401 Phase 2 trials in additional indications (MDS, myeloma) (2014-16) □ SL-701 Phase 2b in pediatric brainstem and non-brainstem glioma (2014-16) □ SL-701 Phase 2b trial in adult second-line GBM (2014-16)

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